Exhibit 12.1

MarkWest Energy Partners, L.P.

Calculation of Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands)

	2010	2011	2012	2013	2014	2015 (through September 30, 2015)
Total fixed charges	$120,697	$123,879	$157,323	$200,852	$206,759	$182,424
Earnings:
Earnings (loss) from continuing operations before income taxes	$31,757	$118,449	$255,293	$53,114	$202,522	$(45,013)
Add:
Fixed charges	120,697	123,879	157,323	200,852	206,759	182,424
Amortization of capitalized interest	1,583	1,639	2,942	4,694	6,099	5,327
Cash distributions from equity method investments	8,448	4,382	8,416	6,370	12,459	46,485
Income (loss) from equity method investments	3,823	158	2,328	1,422	(4,477)	11,473
Subtract:
Interest capitalized	(2,766)	(1,121)	(26,061)	(35,053)	(28,088)	(20,465)
Total earnings	$163,542	$247,386	$400,241	$231,399	$395,274	$180,231
Ratio	1.35	2.00	2.54	1.15	1.91	0.99	(1)

(1)                                 Earnings were inadequate to cover fixed charges for the nine months ended September 30, 2015 by $2.2 million.